FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

NOTICE TO THE MARKET

DECLARATION OF ACQUISITION OF MATERIAL SHARE INTEREST

São Paulo, Brazil, June 19, 2008 – Grupo Pão de Açúcar [BOVESPA: PCAR4 (PN); and NYSE: CBD] announces to the public, according to information provided by its shareholder Tarpon Investimentos S.A. and Tarpon Investment Group Ltd..:

Pursuant to the provisions of article 12 of Instruction 358, modified by Instruction 449/07 of the Brazilian Securities and Exchange Commission (CVM), we hereby inform that the funds and portfolios managed by Tarpon Investimentos S.A. and Tarpon Investment Group Ltd. (“Funds”), reached, on June 18, 2008, a stake of 12,989,067 (twelve million, nine hundred and eighty-nine thousand, sixty-seven) preferred shares issued by Companhia Brasileira de Distribuição (“Company”), representing 10.04% (ten point zero four percent) of the Company's preferred capital stock.

We also explain that the goal of the Funds, when acquiring shares that are part of an interest, was to merely carry out financial operations, and are not aimed at changing the arrangement of the Company's control or administrative structure. In addition, the Funds do not intend to acquire any specific interest.

The Funds also stated not owning, in the same date, any other bonds or securities issued by the Company, or signed any settlement or agreement to regulate the voting right exercise or of the purchase and sale of securities issued by the Company, except 413,545 (four hundred and thirteen thousand, five hundred and forty-five) subscription receipts for preferred shares, subject to ratification by the Company.

São Paulo, June 19, 2008

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 19, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.